Calculation of registration fee

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee

7.375% Senior Notes	$248,322,500	$13,856.40(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-162024

Prospectus supplement

(To prospectus dated September 21, 2009)

$250,000,000

SEACOR Holdings Inc.

7.375% Senior Notes due 2019

We are offering $250,000,000 aggregate principal amount of 7.375% Senior Notes due 2019. The notes will mature on October 1, 2019. Interest on the notes will accrue from September 24, 2009 and be payable on April 1 and October 1 of each year, commencing on April 1, 2010.

We may redeem some or all of the notes at any time or from time to time at a redemption price that includes a “make-whole” premium, as described under the caption “Description of the notes—Optional redemption.” At your option, we may be required to repurchase the notes in whole or in part upon a “change of control repurchase event,” as described under the caption “Description of the notes—Offer to repurchase upon change of control repurchase event.”

The notes will be our senior unsecured obligations and will rank equally with our other unsecured and unsubordinated debt from time to time outstanding.

See “Risk factors” on page S-6 for a discussion of certain risks that should be considered in connection with an investment in the notes.

	Price to public(1)	Underwriting discounts	Proceeds to SEACOR

Per note	99.329%	0.65%	98.679%
Total	$248,322,500	$1,625,000	$246,697,500

(1)	Plus accrued interest, if any, from September 24, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any securities exchange. Currently, there is no public trading market for the notes.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme on or about September 24, 2009.

Joint book-running managers

J.P. Morgan	Deutsche Bank Securities

Co-managers

HSBC      DnB NOR Markets     Fortis Securities LLC     UniCredit Capital Markets

The date of this prospectus supplement is September 21, 2009

Prospectus supplement

Prospectus

About this prospectus	i

Where you can find more information	1

Incorporation by reference	1

Forward-looking statements	2

Our company	3

Ratio of earnings to fixed charges	4

Use of proceeds	4

Description of the debt securities	5

Plan of distribution	10

Validity of the securities	12

Experts	12

i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes. The second part is the accompanying prospectus dated September 21, 2009 which we refer to as the “accompanying prospectus.” The accompanying prospectus contains a description of the indentures under which all of our debt securities, including the notes, will be issued and provides additional general information, some of which may not apply to the notes. The accompanying prospectus also incorporates by reference documents that are described under “Incorporation by Reference” in that prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus or in any free writing prospectus filed by us with the Securities and Exchange Commission. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any such free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not, and the underwriters are not, making an offer of the notes in any jurisdiction where the offer or sale is not permitted.

References in this prospectus supplement to “SEACOR,” “we,” “us” and “our” and all similar references are to SEACOR Holdings Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires. However, in the “Description of the notes” section of this prospectus supplement and the “Description of the Debt Securities” section of the accompanying prospectus, references to “we,” “us” and “our” are to SEACOR Holdings Inc. (parent company only) and not to any of its subsidiaries.

ii

Summary

The following summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described in the accompanying prospectus under “Where You Can Find More Information.”

SEACOR Holdings Inc.

We are in the business of owning, operating, investing in and marketing equipment, primarily in the offshore oil and gas and marine transportation industries. We operate a diversified fleet of offshore support vessels and helicopters servicing oil and gas exploration, development and production facilities worldwide and a fleet of U.S.-flag product tankers that transport petroleum, chemicals and crude products primarily in the U.S. domestic or “coastwise” trade. In addition, we operate a fleet of inland river barges and towboats transporting grain and other bulk commodities on the U.S. Inland River Waterways and the Gulf Intracoastal Waterways. Our environmental services segment provides emergency response, manages environmental remediation projects and offers related consulting services worldwide to those who store, transport, produce or handle petroleum products and environmentally hazardous materials. Our commodity trading segment is an integrated business involved in the purchase, storage, transportation and sale of agricultural and energy commodities.

Segment and geographic information

Our operations are divided into six main business segments: Offshore Marine Services, Marine Transportation Services, Inland River Services, Aviation Services, Environmental Services and Commodity Trading. We also have activities that are referred to and described under Other, which primarily includes Harbor and Offshore Towing Services, various other investments in joint ventures and lending and leasing activities.

Offshore marine services

Offshore Marine Services operates a diversified fleet of support vessels primarily servicing offshore oil and gas exploration, development and production facilities worldwide. Vessels in this service are employed to deliver cargo and personnel to offshore installations, handle anchors for drilling rigs and other marine equipment, support offshore construction and maintenance work, provide standby safety support and emergency response services. From time to time, Offshore Marine Services supports projects such as well stimulation, seismic data gathering and offshore accommodation. Offshore Marine Services also offers logistics services in support of offshore oil and gas exploration, development and production operations, including shorebased, marine transport and other supply chain management services. This segment contributed 43%, 51% and 52% of consolidated operating revenues in 2008, 2007 and 2006, respectively.

Marine transportation services

As of December 31, 2008, Marine Transportation Services owned a fleet of eight U.S.-flag product tankers, providing marine transportation services for petroleum products and chemicals moving in the U.S. domestic coastwise trade. This segment contributed 7%, 9% and 11% of consolidated operating revenues in 2008, 2007 and 2006, respectively.

Aviation services

Aviation Services is primarily engaged in transportation services to the offshore oil and gas exploration, development and production industry, aircraft leasing, transportation services to hospitals and flightseeing tours in Alaska. In addition, Aviation Services sells fuel and provides other services to corporate aircraft and a regional airline at its fixed base operation at Ted Stevens Anchorage International Airport. It also provides aircraft and flight crews under contracts, provides flight training services and manages customer-owned aircraft. Aviation Services operates a Federal Aviation Administration approved maintenance repair station in Lake Charles, Louisiana. Aviation Services contributed 15%, 16% and 12% of consolidated operating revenues in 2008, 2007 and 2006, respectively.

Environmental services

Environmental Services primarily provides emergency preparedness and response services to oil, chemical, industrial and marine transportation clients in the United States and abroad. In the United States, these services are generally rendered to those clients who store, transport, produce or handle petroleum and certain non-petroleum oils that are subject to the provisions of OPA 90 and various other federal, state and municipal regulations. Internationally, these services may be required by legislation and regulation of countries, international maritime conventions and environmental covenants placed on clients by their lending institutions. To a lesser extent, Environmental Services provides emergency preparedness and response services to governmental agencies arising from natural disasters and homeland security issues such as debris removal monitoring, public assistance projects, bio-terrorism, pandemic influenza and port security. Business is conducted primarily through our wholly owned subsidiaries and their affiliates: National Response Corporation, O’Brien’s Response Management Inc. and SEACOR Environmental Services International Limited. Environmental Services contributed 10%, 12% and 11% of consolidated operating revenues in 2008, 2007 and 2006, respectively.

Commodity trading

Commodity Trading operates an integrated business involved in the purchase, storage, transportation and sale of agricultural and energy commodities. The principal commodities currently involved are rice, ethanol, clean blendstocks and sugar. Commodity Trading contributed 13% and 1% of consolidated operating revenues in 2008 and 2007, respectively. Operating revenues improved in 2008 compared with 2007 due to the commencement of rice trading activities in the agricultural group and a full year of activity for the energy group and its expansion into freight and logistics management.

Other

Harbor and Offshore Towing Services.    As of December 31, 2008, Harbor and Offshore Towing Services operated a total of three ocean liquid tank barges and 35 vessels, of which 19 were conventional tugs, six were Azimuth Stern Drive tugs, three were Forward Azimuth Drive tugs, three were tractor tugs and four were Ship Docking Modules (“SDM™”). SDMs™ are innovative vessels designed and patented by us that are maneuverable, efficient and flexible and require fewer crew members than conventional harbor tugs.

Other joint ventures, leasing and other activities.    We have minority equity investments in various entities including a company that designs and manufactures water treatment systems for sale or lease and two aviation service businesses in Asia. We also engage in lending and leasing activities.

Recent developments

On September 14, 2009 our wholly owned subsidiary, Seabulk International, Inc. (“Seabulk”), redeemed all of its 9.5% Senior Notes due 2013 (the “Seabulk Notes”) at a redemption price of 103.167% of the principal amount, plus accrued and unpaid interest to the redemption date. On the redemption date, all of the Seabulk Notes were paid in full. See “Capitalization.” As a result of the extinguishment of the Seabulk Notes, we expect to record a gain of approximately $2.0 million, net of tax. All of our outstanding 7.2% Senior Notes due 2009 were repaid at maturity on September 15, 2009. We financed the final payment of these notes with $33.5 million of credit facility borrowings.

The offering

The following is a brief summary of the terms and conditions of this offering. It does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms and conditions of the offering of the notes, you should carefully read this prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described in the accompanying prospectus under “Where You Can Find More Information.”

Issuer	SEACOR Holdings Inc.

Notes offered	$250,000,000 aggregate principal amount of 7.375% Senior Notes due 2019.

Original issue date	September 24, 2009.

Maturity date	October 1, 2019.

Interest rate	7.375% per annum.

Interest payment dates	Interest on the notes will be paid semi-annually on April 1 and October 1 of each year, beginning on April 1, 2010, and on the maturity date.

Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the redemption date plus a Make-Whole Premium, if any. The Make-Whole Premium will be equal to the excess, if any, of: (1) the sum of the present values, calculated as of the redemption date, of: (a) each interest payment that, but for such redemption, would have been payable on the note (or portion thereof) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date); and (b) the principal amount that, but for such redemption, would have been payable at the final maturity of the note (or portion thereof) being redeemed; over (2) the principal amount of the note (or portion thereof) being redeemed.

The present values referenced above will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 50 basis points. See “Description of the notes—Optional redemption.”

Change of Control Offer to Purchase

Upon the occurrence of both (1) a change of control and (2) (i) a downgrade of the rating of the notes by at least two of Fitch Ratings, a division of the Fitch Group, a subsidiary of Fimalac, S.A., Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and

Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies Inc. within a specified period and (ii) during such specified period the notes are rated below investment grade, we will be required to, within a specified period, make an offer to purchase all notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest to the date of repurchase. See “Description of the notes—Offer to repurchase upon a change of control repurchase event.”

Ranking	The notes will be our senior unsecured obligations and will rank equally with our other unsecured and unsubordinated debt from time to time outstanding.

The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and the guarantees by certain of our subsidiaries of our revolving credit facilities. As of June 30, 2009, as adjusted to give effect to the redemption of the Seabulk Notes, our subsidiaries on a combined basis would have had approximately $213.1 million of indebtedness, and the total assets of such subsidiaries would have been approximately $572.0 million.

Certain Covenants	The indenture governing the notes will, among other things, limit:

•	our ability to create or assume indebtedness for borrowed money that is secured by a lien;

•	our ability to enter into sale and leaseback transactions; and

•	our ability to engage in mergers, consolidations and transfers of substantially all of our assets.

These covenants are subject to important exceptions and qualifications.

The indenture will also require us to provide financial statements and other information to holders even if we are not obligated to file reports with the SEC under the Securities Exchange Act of 1934.

Use of Proceeds	We expect to receive net proceeds of this offering of approximately $246,048,050, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the notes for general corporate purposes.

Further issuances	We may from time to time issue further notes ranking equally and ratably with the notes in all respects, including the same terms as to status, redemption or otherwise.

Certain U.S. Federal Income Tax Consequences	You should carefully read the information under the heading “Certain U.S. federal income tax consequences.”

Risk Factors	See “Risk factors” before considering an investment in the notes.

Risk factors

Investing in the notes involves risks. Before making a decision to invest in the notes, you should carefully consider the risks described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009, each of which is incorporated by reference in the accompanying prospectus, as well as the risks set forth below. See “Where You Can Find More Information” in the accompanying prospectus.

We conduct substantially all of our operations through our subsidiaries and depend on cash flow from our subsidiaries to meet our obligations. Your right to receive payments on the notes could be adversely affected if any of our subsidiaries becomes unable to distribute cash to us.

The notes are the obligations of SEACOR Holdings Inc. only and not its subsidiaries. Because substantially all of our operations are conducted through our subsidiaries, our cash flow and consequent ability to service debt, including the notes, will depend in part upon the earnings of our subsidiaries and our subsidiaries’ ability to distribute such earnings to us through the payment of dividends or the making of loans or other advances. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, including restrictions imposed by credit facilities and foreign governmental regulations, will depend upon the earnings of those subsidiaries and are subject to various business considerations. In addition, in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of such subsidiaries’ liabilities will generally be entitled to payment of their claims from the assets of such subsidiary before any assets are made available for distribution to us.

The notes are not guaranteed by our subsidiaries and are effectively subordinated to the indebtedness of our subsidiaries.

None of our subsidiaries will guarantee our payment obligations on the notes. Our right to participate in any distribution of assets of any subsidiary upon such subsidiary’s dissolution, winding-up, liquidation, reorganization or otherwise (and thus the ability of the holders of the notes to participate indirectly from the distribution) is subject to the prior claims of the creditors of that subsidiary, except to the extent that we are a creditor of the subsidiary and our claims are recognized. Therefore, the notes will be effectively subordinated to all indebtedness and other obligations of our subsidiaries, including trade payables and guarantees of our indebtedness. Our subsidiaries are separate legal entities and have no obligations to pay, or make funds available for the payment of, any amounts due on the notes. As of June 30, 2009, as adjusted to give effect to the redemption of the Seabulk Notes, our subsidiaries on a combined basis would have had approximately $213.1 million of indebtedness, and the total assets of such subsidiaries would have been approximately $572.0 million.

The notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets.

The notes are not secured by any of our assets. The terms of the indenture permit us to incur a certain amount of secured indebtedness without equally and ratably securing the notes. If we become insolvent or are liquidated, or if payment under any of the agreements governing our secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that indebtedness. Accordingly, the lenders will have a prior claim on our assets to the extent of their liens thereon. In that event, because the notes are not secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full.

Negative covenants in the indenture will have a limited effect.

The indenture governing the notes will contain negative covenants that apply to us and our subsidiaries. However, the indenture does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

In addition, the limitation on secured indebtedness covenant in the indenture contains exceptions that will allow us and our subsidiaries to create, grant or incur liens or security interests to secure a certain amount of indebtedness and a variety of other obligations without equally and ratably securing the notes. See “Description of the notes” for a description of this covenant and related definitions. In light of these exceptions, holders of the notes may be effectively subordinated to new lenders to the extent of any collateral securing indebtedness or structurally subordinated to the extent of any indebtedness incurred by our subsidiaries.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of a change of control repurchase event (as defined under “Description of the notes”), we will be required to offer to repurchase all outstanding notes. We cannot assure you that we will have sufficient funds available to make any required repurchases of the notes. Any failure to purchase tendered notes would constitute a default under the indenture governing the notes. A default could result in the declaration of the principal and interest on all the notes to be due and payable.

There may not be an active trading market for the notes.

There is no existing market for the notes and we do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;
•	outstanding amount of the notes;
•	terms related to optional redemption of the notes; and
•	level, direction and volatility of market interest rates generally.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $246,048,050, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use such net proceeds for general corporate purposes.

Capitalization

The following sets forth our capitalization on a consolidated basis as of June 30, 2009, and as adjusted to reflect this offering, the redemption of the Seabulk Notes, the maturity of the 7.2% Senior Notes and related credit facility borrowings. See “Use of proceeds.” You should read the following table along with our financial statements and the accompanying notes to those statements, together with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated by reference in the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

	As of June 30, 2009
	Actual	As Adjusted

	(in thousands)
Debt:
Credit Facility	$125,000	$158,500
7.375% Senior Notes due 2019 offered hereby	—	250,000
7.2% Senior Notes due 2009	32,777	—
5.875% Senior Notes due 2012	198,500	198,500
Seabulk International 9.5% Senior Notes due 2013	81,705	—
2.875% Convertible Debentures due 2024	246,224	246,224
Title XI Bonds Due 2023-2024	172,063	172,063
Other(1)	24,760	17,173

Total long-term debt and debt premium (discount), net	881,029	1,042,460
SEACOR Holdings Inc. stockholders’ equity	1,740,057	1,740,057

Total capitalization	$2,621,086	$2,782,517

(1)	Includes debt premium (discount), net

Summary historical financial information

The following table sets forth, for the periods and at the dates indicated, our summary historical and consolidated financial data. The summary consolidated financial data presented below as of and for the five years in the period ended December 31, 2008 are derived from our audited consolidated financial statements. The summary consolidated financial data presented below as of and for the six months ended June 30, 2009 are derived from our unaudited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

You should read this summary historical financial information in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, each of which is incorporated by reference herein.

	Six months ended	Year ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004

	(in thousands, except ratios)

Operating Revenues:
Offshore Marine Services	$ 311,249	$ 708,728	$ 692,418	$ 682,577	$ 480,058	$ 286,721
Marine Transportation Services(1)	50,632	114,028	116,037	145,195	72,348	—
Inland River Services	67,177	144,022	121,248	147,466	123,231	66,568
Aviation Services(2)	117,085	248,627	215,039	156,014	137,555	27,180
Environmental Services	67,409	168,030	156,826	144,516	136,577	115,014
Commodity Trading(3)	150,355	208,264	9,600	—	—	—
Other(4)	32,587	72,881	50,032	49,224	23,292	—
Eliminations and Corporate	(7,745)	(8,624)	(1,970)	(1,547)	(1,057)	(3,623)

	$ 788,749	$1,655,956	$1,359,230	$1,323,445	$ 972,004	$ 491,860

Operating Income	$ 143,119	$ 342,689	$ 347,775	$ 360,748	$ 177,452	$ 28,672

Other Income (Expense):
Net interest expense(5)	$ (26,791)	$ (32,113)	$ (4,384)	$ (15,922)	$ (28,951)	$ (14,063)
Other income(6)	24,203	15,265	7,860	881	45,897	9,677

	$ (2,588)	$ (16,848)	$ 3,476	(15,041)	$ 16,946	$ (4,386)

Income from Continuing Operations	$ 96,434	$ 223,688	$ 241,648	$ 234,394	$ 170,345	$ 19,889

Balance Sheet Data (at period end):
Cash and cash equivalents, restricted cash, marketable securities and Title XI and construction reserve funds	$ 749,355	$ 655,803	$1,001,721	$ 925,725	$ 674,409	$ 495,387
Total assets	3,536,695	3,462,200	3,568,651	3,252,982	2,885,141	1,766,009
Long-term debt and capital lease obligations	868,274	928,960	937,756	961,003	977,635	582,367
SEACOR Holdings Inc. stockholders’ equity(5)	1,749,714	1,615,174	1,621,819	1,557,078	1,361,305	793,757

Ratio of Earnings to Fixed Charges(5)(7)	5.8x	6.1x	6.5x	6.7x	5.0x	2.0x

(1)	Our Marine Transportation Services segment commenced operations in July 2005 with our acquisition of Seabulk.

(2)	In December 2004, we acquired Era Aviation, Inc., significantly increasing the number of helicopters and the size of our Aviation Services segment.

(3)	Our Commodity Trading segment commenced operations in March 2007.

(4)	Other includes Harbor and Offshore Towing Services, which commenced operations in July 2005 with our acquisition of Seabulk.

(5)

Effective January 1, 2009, we adopted Financial Accounting Standards Board Staff Position, Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires issuers of convertible debt to account separately for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate. For the six months ended June 30, 2009, the adoption of FSP APB 14-1 resulted in an additional $4.0 million of pre-tax, non-cash interest expense. If we had retrospectively applied FSP APB 14-1 to the other periods presented in the table above, net interest expense would have been $40.0 million, $11.8 million, $22.9 million, $35.5 million and $14.3 million for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively. If we had retrospectively applied FSP APB 14-1 to the other periods presented in the table above, SEACOR Holdings Inc. stockholders’ equity would have been $1,630.0 million, $1,642.0 million, $1,582.0 million, $1,391.0 million and $827.5 million as of December 31, 2008, 2007, 2006, 2005, and 2004, respectively. If we had retrospectively applied FSP APB 14-1 to the other periods presented in the table above, the ratio of earnings to fixed charges would have been 5.4x, 5.8x, 6.1x and 4.4x for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

(6)	Other income principally includes gains and losses from debt extinguishments, marketable security transactions, derivative transactions and foreign currency transactions. Other income in 2005 included gains and losses from marketable security and foreign currency transactions as part of the repatriation of foreign earnings under the American Jobs Creation Act of 2004.

(7)	In computing the ratio of earnings to fixed charges, earnings is the result of adding pre-tax income from continuing operations, fixed charges, amortization of capitalized interest and distributed income of equity investees and subtracting interest capitalized, the income attributable to noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges and our share of pre-tax losses of those equity investees for which we have guaranteed certain of their obligations. Fixed charges represent interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and interest within rental expense.

Description of the notes

We will issue the notes under a supplemental indenture to be dated as of September 24, 2009 to the base indenture relating to our senior debt securities, dated as of January 10, 2001, between us and U.S. Bank National Association, as Trustee. The base indenture, together with the supplemental indenture, is referred to in this prospectus supplement as the “indenture.” The following summarizes the material provisions of the notes and the indenture, as so supplemented. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. A copy of the base indenture was filed with the SEC as an exhibit to our Amendment No. 1 to our Registration Statement on Form S-3 filed on January 18, 2001 and the supplemental indenture and form of certificate evidencing the notes is available to you upon your request.

As used in this “Description of notes” section, the words “SEACOR,” “we,” “us” and “our” refer only to SEACOR Holdings Inc. and do not include any of our current or future subsidiaries.

General

The notes are initially being offered in the principal amount of $250,000,000. We may, however, so long as no default under the indenture shall have occurred and is continuing, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes being offered hereby. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

The notes will mature on October 1, 2019. The notes will bear interest at a rate of 7.375% per annum from September 24, 2009 and will be payable semiannually to holders of record at the close of business on the March 15 or September 15 immediately preceding the interest payment date on April 1 and October 1 of each year, respectively, commencing April 1, 2010. Interest on the notes will be paid on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The notes will be our senior unsecured obligations, will rank equally in right of payment with all of our future senior unsecured indebtedness and will be senior in right of payments to all of our existing and future subordinated indebtedness. As of June 30, 2009, as adjusted to give effect to the maturity of our 7.2% Senior Notes due 2009 and related credit facility borrowings, we had outstanding $581.0 million of senior indebtedness, with which the notes offered by this prospectus supplement would rank equally. We do not currently have any subordinated indebtedness.

The notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the property and assets securing such indebtedness. In addition, substantially all of our operating income and cash flow is generated by our subsidiaries. As a result, funds necessary to meet our debt service obligations are provided in part by distributions or advances from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting our debt service obligations, including the payment of principal and interest on the notes. Our right to receive assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, is structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be effectively subordinated to any mortgage or other lien on the assets of that subsidiary and would be subordinated to any indebtedness of that subsidiary senior to that held by us. See “Risk factors—We conduct substantially all of our operations through our subsidiaries and depend on cash flow from our subsidiaries to meet our obligations. Your right to receive payments on the notes could be adversely affected if any of our subsidiaries becomes unable to distribute cash to us.” As of June 30, 2009, as adjusted to give effect to the redemption of the Seabulk Notes, our subsidiaries on a combined basis would have had approximately $213.1 million of indebtedness, and the total assets of such subsidiaries would have been approximately $572.0 million.

Optional redemption

The notes will be redeemable at any time, at our option, in whole or from time to time in part, upon not less than 30 and not more than 60 days’ notice as provided in the indenture, on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date) plus a Make-Whole Premium, if any (the “Redemption Price”). In no event will the Redemption Price ever be less than 100% of the principal amount of the notes plus accrued interest to the redemption date.

The amount of the Make-Whole Premium with respect to any note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

(1)	the sum of the present values, calculated as of the redemption date, of:

(a) each interest payment that, but for such redemption, would have been payable on the note (or portion thereof) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date); and

(b) the principal amount that, but for such redemption, would have been payable at the final maturity of the note (or portion thereof) being redeemed; over

(2)	the principal amount of the note (or portion thereof) being redeemed.

The present values of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 50 basis points.

The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by SEACOR; provided, however, that if SEACOR fails to make such appointment at least 45 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by J.P.

Morgan Securities Inc. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an “Independent Investment Banker”).

For purposes of determining the Make-Whole Premium, “Treasury Yield” means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest 1/12th of a year (the “Remaining Term”). The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release (the “H.15 Statistical Release”). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no note of $1,000 in original principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note, or if such note is in global form, the principal amount will be reduced by the principal amount being redeemed.

The notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

Offer to repurchase upon change of control repurchase event

If a “Change of Control Repurchase Event” occurs, unless we have exercised our right to redeem the notes as described above under “—Optional redemption”, we will make an offer (the “Change of Control Offer”) to each holder of outstanding notes to repurchase all or any part (equal to $1,000 integral multiples of $1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest (the “Change of Control Payment”) on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will provide a notice to each holder, with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to this covenant and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by us;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is provided, other than as may be required by law (the “Change of Control Payment Date”);

(3) that any note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless we default in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender such notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6) that holders will be entitled to withdraw their tendered notes and their election to require us to purchase such notes; provided that the paying agent receives, not later than the close of business on the fifth business day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the holder of the notes, the principal amount of notes tendered for purchase, and a statement that such holder is withdrawing its tendered notes and its election to have such notes purchased;

(7) that the holders whose notes are being repurchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a holder must follow.

The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Offer being consummated on or prior to the Change of Control Payment Date.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail or wire transfer, in accordance with the instructions given to us by the holders of the notes, to each holder of notes properly tendered the purchase price for the notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade (defined below) by at least two of the three Rating Agencies (defined below) on any date from the date of the public notice of an arrangement that would, if consummated, result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the rating agencies as a result of such Change of Control).

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of SEACOR and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to SEACOR, one of its Subsidiaries or any employee benefit plan of SEACOR or any of its Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Voting Stock (defined below) of SEACOR or any direct or indirect parent company holding directly or indirectly 100% of the total voting power of the Voting Stock of SEACOR, or other Voting Stock into which the Voting Stock of SEACOR or such parent company is reclassified, consolidated, exchanged or changed; or (3) the first day on which a majority of the members of our Board of Directors are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) (A) SEACOR becomes a wholly owned Subsidiary of a holding company; and (B) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of SEACOR’s Voting Stock immediately prior to that transaction; and (ii) pursuant to a transaction in which shares of SEACOR’s Voting Stock outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction; or (iii) the “person” referenced in clause (1) or (2) of the preceding sentence previously acquired assets of SEACOR and its Subsidiaries or became the beneficial owner of SEACOR’s Voting Stock, in either case so as to have constituted a Change of Control in respect of which a Change of Control Offer was made (or otherwise would have required a Change of Control Offer in the absence of the waiver of such requirement by the holders of the notes).

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Director” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch,” “Moody’s” and “S&P” mean Fitch Ratings, a division of the Fitch Group, a subsidiary of Fimalac, S.A., Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., respectively or any respective successor thereto.

“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent Investment Grade credit rating from any additional Rating Agency (defined below) or rating agencies selected by us.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Same-day payment

The indenture requires payments in respect of notes (including principal, premium and interest) to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address.

Certain covenants

The indenture does not limit the amount of indebtedness or other obligations that may be incurred by us and our subsidiaries and does not contain provisions which would give holders of the notes the right to require us to repurchase their notes in the event of a decline in the credit rating of our debt securities. The indenture contains covenants including, among others, the following:

Limitation on Liens.    We will not, and will not permit any of our Subsidiaries to, create, incur or assume any Indebtedness for borrowed money that is secured by a Lien of any kind, except for Permitted Liens, upon any Principal Property or any shares of stock or debt of any Subsidiary that owns or leases any Principal Property (whether such Principal Property, shares of stock or debt are now owned or hereafter acquired) unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien, except for Permitted Liens. This covenant is subject to the provisions described under the caption “Exempted indebtedness” below.

Limitation on sale and leaseback transactions.    Neither we nor any Subsidiary will enter into any Sale and Leaseback Transaction with respect to any Principal Property unless either:

(i) we or such Subsidiary would be entitled, pursuant to the provisions of the indenture, to incur Indebtedness secured by a Lien on the property to be leased without equally and ratably securing the notes; or

(ii) within 180 days after the effective date of such transaction, we apply to either (a) the voluntary retirement of our Funded Indebtedness an amount equal to the Attributable Debt of such transaction, or (b) the purchase, construction or development of other property, facilities or equipment used or useful in our or our Restricted Subsidiaries’ business.

This covenant is subject to the provisions described under the caption “Exempted indebtedness” below.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Funded Indebtedness” for these purposes is defined as Indebtedness (including the notes) maturing by the terms thereof more than one year after the original creation thereof.

Exempted indebtedness.    Notwithstanding the foregoing limitations on Liens and Sale and Leaseback Transactions, we and our Subsidiaries may issue, assume, or guarantee Indebtedness secured by a Lien without securing the notes, or may enter into Sale and Leaseback Transactions without retiring Funded Indebtedness, or enter into a combination of such transactions, if the sum of the principal amount of all such Indebtedness and the Attributable Debt does not at any time exceed 15% of our Consolidated Net Tangible Assets, together with our consolidated Subsidiaries, as shown in the audited consolidated balance sheet contained in the latest annual report to our stockholders.

Merger and consolidation.    Without the consent of the holders of any of the outstanding notes, we may consolidate with or merge into any other Person or convey, transfer or lease our properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, SEACOR; provided, however, that:

(i) the successor, transferee or lessee is organized under the laws of any United States jurisdiction;

(ii) the successor, transferee or lessee, if other than SEACOR, expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the Trustee;

(iii) after giving effect to the transaction, no Default shall have occurred and be continuing; and

(iv) certain other conditions are met.

Under any consolidation by us with, or merger by us into, any other Person or any conveyance, transfer or lease of our properties and assets substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, SEACOR under the indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the indenture and the notes.

Events of default

An Event of Default is defined in the indenture to be:

(i) a default in the payment of any interest upon any of the notes for 30 days or more after such payment is due;

(ii) a default in the payment of the principal of and premium, if any, on any of the notes when due;

(iii) a default by us in the performance, or breach, of any of our other covenants in the indenture which will not have been remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes;

(iv) a failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us or a Subsidiary in excess of $25.0 million principal amount, if such indebtedness is not discharged, or such acceleration is not annulled, by the end of a period of 10 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes; or

(v) certain events of bankruptcy, insolvency or reorganization of us or our Significant Subsidiaries.

If an Event of Default (other than of a type referred to in clause (v) of the preceding paragraph) shall have occurred and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all notes to be immediately due and payable. Such declaration may be rescinded by the holders of a majority of the aggregate principal amount of notes then outstanding if certain conditions are satisfied. If an Event of Default of the type referred to in clause (v) of the preceding paragraph shall have occurred, the principal amount of the outstanding notes shall automatically become immediately due and payable.

The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, however, that such direction is not in conflict with any rule of law or with the indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

The indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of the holders of notes.

No holder of any note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding notes also shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note.

The indenture requires us to file annually with the Trustee a certificate, executed by a designated officer, stating to the best of his knowledge that we are not in default under certain covenants under the Indenture or if he has knowledge that we are in such default, specifying such default.

Amendments and waivers

Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, no amendment may, among other things:

(i) reduce the amount of notes whose holders must consent to an amendment;

(ii) reduce the rate of or extend the time for payment of interest on any note;

(iii) reduce the principal of or extend the Stated Maturity of any note;

(iv) reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under “—Optional redemption” above;

(v) reduce the amount payable upon a repurchase at the option of holders or adversely affect the repurchase rights of the holders described under “Offer to repurchase upon change of control repurchase event”;

(vi) make any note payable in money other than that stated in the note;

(vii) impair the right of such holder of the notes to receive payment of principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(viii) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder of the notes, we and Trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the indenture, to add guarantees with respect to the notes, to secure the notes, to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any holder of the notes or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to deliver, or cause the Trustee to deliver, to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

We may terminate all of our obligations under the notes and the indenture at any time (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. We may terminate our obligations under the covenants described under “—Certain covenants” (other than the covenant described under “—Certain covenants—Merger and consolidation”), the operation of the cross acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries described under “—Events of default” above and the limitations contained in clauses (iii) and (iv) under “—Certain covenants—Merger and consolidation” above at any time (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (iii), (iv) or (with respect only to Significant Subsidiaries) (v) under “—Events of default” above or because of our failure to comply with clause (iii) or (iv) under “—Certain covenants—Merger and consolidation” above.

In order to exercise either defeasance option, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

Concerning the trustee

U.S. Bank National Association is the Trustee under the indenture and has been appointed by us as Registrar and Paying Agent with regard to the notes.

The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Governing law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry; delivery and form; global securities

The notes will be issued in the form of one or more global securities, in definitive, fully registered form without interest coupons, each of which we refer to as a “global security.” Each such global security will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Investors may hold their interests in a global security directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Except in the limited circumstances described below, holders of notes represented by interests in a global security will not be entitled to receive their notes in fully registered certificated form.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests

Upon the issuance of each global security, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global security to the accounts of participants. Ownership of beneficial interests in each global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in each global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global security other than participants). When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant.

So long as DTC or its nominee is the registered holder and owner of a global security, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global security for all purposes under the indenture, the notes and applicable law. Except as set forth below, owners of beneficial interests in a global security will not be entitled to receive certificated notes and will not be considered to be the owners or holders of any debt securities represented by the global security. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global security desires to take any actions that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture. Because DTC can only act on behalf of participants, who in turn act on behalf of others, the ability of a person having a beneficial interest in a global security to pledge that interest to persons that do not participate in the DTC system, or otherwise to take actions in respect of that interest, may be impaired by the lack of a physical certificate representing that interest.

All payments on the notes represented by a global security registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global security.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts for customers registered in the names of nominees for such customers. These payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

It is DTC’s current practice, upon receipt of any payment of principal, interest, redemption prices, distributions or liquidation amounts, to credit direct participants’ accounts proportionately on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the beneficial owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

Unless and until it is exchanged in whole or in part for certificated debt securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in each global security among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the underwriters nor the trustee will have any responsibility for the performance or nonperformance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section of this prospectus concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for this information.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”), and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”).

All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly. The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. the Euroclear Operator acts under the Terms and Conditions only on behalf of the Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants. Distributions of principal and interest with respect to notes held through Euroclear will be credited to the case accounts of Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by the U.S. depository for Euroclear.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC will be linked indirectly to Clearstream and Euroclear through the DTC accounts of their respective U.S. depositaries.

Clearstream

Clearstream has advised us that it is a limited liability company organized under Luxembourg law. Clearstream holds securities for its participating organization (“Clearstream Participants”), and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic bookentry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates.

Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and security lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg and as such is subject to regulations by the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, and may include the underwriters. Indirect access to Clearstream also is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedure to the extent received by the U.S. depositary for Clearstream.

Exchange of global securities

The notes represented by a global security will be exchangeable for certificated securities in fully registered form with the same terms only if:

DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered or in good standing under the Exchange Act and we do not appoint a successor depositary within 90 days; or we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; and a default under the indenture occurs and is continuing.

Certain definitions

“Board of Directors” means our Board of Directors or any committee thereof duly authorized to act on behalf of such Board.

“business day” means each day which is not a legal holiday.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (i) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries and determined in accordance with GAAP.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“holder” means the Person in whose name a note is registered on the Registrar’s books.

“Indebtedness” means, with respect to any Person, at any date, any of the following, without duplication:

(i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property;

(ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

(iii) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction other than entered into in the ordinary course of business;

(iv) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person’s legal liability; provided that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person’s legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such indebtedness secured by such Lien or the fair market value of the assets of the property securing such Lien;

(v) all indebtedness of others (including all interest and dividends on any Indebtedness or Preferred Stock of any other Person for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and

(vi) obligations in respect of Currency Agreements and Interest Rate Agreements.

“Interest Rate Agreement” means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party or property leased to us or any of our Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

“Permitted Liens” means, with respect to any Person:

(i) Liens existing on the Issue Date;

(ii) Liens on Property or assets of, or any shares of stock of or secured debt of, any Person existing at the time such Person becomes our Subsidiary or at the time such Person is merged into us or any of our Subsidiaries or such Property or assets are acquired by us or any of our Subsidiaries;

(iii) Liens in favor of us or any of our Subsidiaries;

(iv) Liens in favor of governmental bodies to secure progress or advance payments;

(v) Liens securing industrial revenue or pollution control bonds;

(vi) Liens on Property to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such Property incurred prior to, at the time of, or within 180 days after, the acquisition of such Property or (b) financing all or any part of the cost of construction, improvement, development or expansion of any such Property;

(vii) statutory liens or landlords’, carriers’, warehouseman’s, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor;

(viii) Liens on current assets of Subsidiaries securing Indebtedness of such Subsidiaries;

(ix) Liens securing Title XI Financing;

(x) any extensions, substitutions, refinancings, replacements or renewals in whole or in part of a Lien (an “existing Lien”) enumerated in clauses (i) through (ix) above; provided, however, that (A) the Lien may not extend beyond (1) the Property or Indebtedness subject to the existing Lien and (2) improvements and construction on such Property and (B) the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien; and

(xi) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Principal Property” means any Property owned or leased by us or any of our Subsidiaries, the net book value of which exceeds one half of one percent of Consolidated Net Tangible Assets.

“Property” of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

“Sale and Leaseback Transaction” means any arrangement with any Person pursuant to which we or any Subsidiary lease any Principal Property that has been or is to be sold or transferred by us or the Subsidiary to such Person, other than:

(i) leases for a term, including renewals at the option of the lessee, of not more than five years;

(ii) leases between us and a Subsidiary or between Subsidiaries;

(iii) leases of Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property; and

(iv) leases in which the amount of Attributable Debt associated with such lease is less than 60% of the net proceeds of the sale of the property leased in such transaction.

“SEC” means the Securities and Exchange Commission.

“Significant Subsidiary” means any Subsidiary that would be our “Significant Subsidiary” within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

“Subsidiary” of any Person means:

(i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof; and

(ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

“Title XI Financing” means any Indebtedness issued, incurred or assumed in respect of any vessels of the Company or any Subsidiary pursuant to 46 U.S.C. Chapter 537 (formerly known as Title XI of the Merchant Marine Act, 1936, as amended), as may be amended from time to time, or any successor statutes and the rules and regulations promulgated thereunder (“Title XI”); provided that such Indebtedness is incurred within the applicable time periods provided pursuant to Title XI for the purpose of financing or refinancing the actual cost or depreciated actual cost (if following delivery or redelivery of a vessel) of the construction, reconstruction or reconditioning of such vessel.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

Certain U.S. federal income tax consequences

U.S. TREASURY DEPARTMENT CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. FEDERAL TAX LAWS; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY US AND THE UNDERWRITERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This section summarizes certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of the notes. This summary deals only with notes that are held as capital assets within the meaning of Section 1221 of the Code by Non-U.S. Holders that purchase the notes in this offering at the issue price as that term is defined in Section 1273 of the Code. We do not intend to issue the notes at a discount that will exceed a de minimis amount of original issue discount.

We have not sought any rulings from the Internal Revenue Service (the “IRS”) nor an opinion of counsel with respect to the U.S. federal income tax considerations discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not challenge or take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

This summary does not describe all of the U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by a prospective Non-U.S. Holder in light of that investor’s particular circumstances or that may be relevant to certain types of investors subject to special rules (for example, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, persons that are broker-dealers, traders in securities who elect the mark to market method of accounting for their securities, or persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction). In addition, this summary does not describe the U.S. federal income tax consequences to a beneficial owner of notes that is not a Non-U.S. Holder (as defined below). In addition, this summary does not address other U.S. federal taxes (such as gift or estate taxes or alternative minimum taxes) or state, local or foreign taxes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership or any equity owner of such other entity will generally depend upon the status of the person and the activities of the partnership or other entity treated as a partnership for U.S. federal income tax purposes. Special rules may apply if a Non-U.S. Holder is a “controlled foreign corporation” or “passive foreign investment company,” as defined under the Code, and to certain expatriates or former long-term residents of the United States. If you fall within any of the foregoing categories, you should consult your own tax advisor to determine the U.S. federal, state, local and foreign tax considerations that may be relevant to you.

This section is based upon the Code, the legislative history thereof, judicial decisions and Treasury regulations, published rulings and other administrative pronouncements, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect.

The following discussion of certain material U.S. federal income tax consequences of the purchase, holding or disposition of the notes is for general information only and is not intended and should not be construed to be tax or legal advice to any particular investor in or holder of notes. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of purchasing, holding or disposing of notes, including the applicability and effect of other federal tax laws or any state, local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

For the purposes of the following discussion, a “Non-U.S. Holder” is a beneficial owner of notes and is generally an individual, corporation, estate or trust other than:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•

a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or such trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Taxation of interest

Subject to the discussion below concerning U.S. trade or business income and backup withholding, U.S. federal income or withholding tax will not apply to any payment of interest on the notes, provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

•	you are not a controlled foreign corporation (within the meaning of the Code and the Treasury regulations) that is related, directly or indirectly, to us through actual or deemed stock ownership;

•	you are not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•

(a) you provide your name, address and certain other information on an IRS Form W-8BEN (or a suitable substitute form), and certify, under penalties of perjury, that you are not a U.S. person (as defined under the Code) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships and certain certification requirements are satisfied.

If you cannot satisfy the requirements as described above, payments of interest will be subject to a 30% U.S. federal withholding tax unless a tax treaty applies. If a tax treaty applies to you, you may be eligible for a reduced rate of withholding. However, if you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business, you will be subject to U.S. federal income tax on such interest on a net income basis in generally the same manner as if you were a U.S. person (unless an applicable tax treaty provides otherwise), but will not be subject to withholding tax (if you timely provide to us the appropriate IRS Form W-8ECI (or other suitable form)). In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

In order to claim any exemption from or reduction in the 30% withholding tax, you should timely provide a properly executed IRS Form W-8BEN (or suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or a properly executed IRS Form W-8ECI (or other suitable form) stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

Sale, exchange or disposition

Subject to the summary of backup withholding rules below, any gain realized on the taxable disposition of a note (including a redemption or retirement) will generally not be subject to U.S. federal income tax unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (and an applicable tax treaty does not provide otherwise); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

In the first case above, you are subject to U.S. federal income tax on a net basis in generally the same manner as if you were a U.S. person. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax. In the second case, you are subject to a gross 30% tax on the excess of U.S. source capital gains recognized during the same taxable year over certain capital losses recognized during the same taxable year.

Proceeds from the disposition of a note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a note.

Backup withholding and information reporting

Generally, we must report to the IRS and to you the amount of interest paid on the notes and the amount, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Unless you are an exempt recipient, such as a corporation, interest payments on the notes and the proceeds received from a disposition (including a redemption or retirement) of notes may be subject to U.S. federal backup withholding at the applicable rate (currently 28%) and/or related information reporting if you fail to comply with applicable certification requirements. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

Any amounts so withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided you timely furnish the required information to the IRS.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriters	Principal amount

J.P. Morgan Securities Inc.	$100,000,000
Deutsche Bank Securities Inc.	100,000,000
HSBC Securities (USA) Inc.	25,000,000
DnB NOR Markets, Inc.	11,250,000
Fortis Securities LLC	7,500,000
UniCredit Capital Markets, Inc.	6,250,000

Total	$250,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.40% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us

Per note	0.65%

In the underwriting agreement, we have agreed that:

•

we will not offer or sell any of our debt securities (other than the notes) for a period of 30 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc.; and

•

we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are new issues of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), each underwriter has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 20031711EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If any of the underwriters engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, exclusive of the underwriting discount, will be approximately $711,950. The underwriters have agreed to reimburse a portion of our offering expenses.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. Affiliates of certain of the underwriters are lenders under our revolving credit facility. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Legal matters

The validity of the notes will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

PROSPECTUS

SEACOR Holdings Inc.

Debt Securities

We may, from time to time, offer to sell debt securities in one or more offerings. This prospectus describes some of the general terms and conditions that may apply to these securities. We will provide the specific terms and conditions of these securities in prospectus supplements to this prospectus.

We may offer and sell these debt securities to or through one or more underwriters, dealers and agents or directly to purchasers, on a continuous or delayed basis.

Investing in our debt securities involves risks. You should consider the risk factors described in any accompanying prospectus supplement or any documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated September 21, 2009

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus and any prospectus supplement or in any such free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not making an offer to sell these debt securities in any jurisdiction where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell in one or more offerings any of our debt securities described in this prospectus.

This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

References in this prospectus to “SEACOR,” “we,” “us” and “our” and all similar references are to SEACOR Holdings Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires. However, in the “Description of the Debt Securities” section of this prospectus, references to “we,” “us” and “our” are to SEACOR Holdings Inc. (parent company only) and not to any of its subsidiaries.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov.

We also make available, free of charge, on or through our Internet web site (http://www.seacorholdings.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Please note, however, that we have not incorporated any other information by reference from our Internet web site, other than the documents listed below under the heading “Incorporation by Reference.” In addition, you may request copies of these filings at no cost through our Investor Relations Department at SEACOR Holdings Inc., 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, FL 33316; telephone: 954-627-5278 (U.S.); or e-mail: Investor_Relations@ckor.com.

We have filed with the SEC a registration statement on Form S-3 relating to the debt securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement and the documents incorporated by reference herein at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet web site listed above.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the debt securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference in this prospectus the documents set forth below that have been previously filed with the SEC; provided, however, that we are not incorporating any documents or information deemed to have been furnished rather than filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009;

•	our Current Reports on Form 8-K filed on March 17, 2009, August 20, 2009 and August 25, 2009; and

•	any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering.

To obtain copies of these filings, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, any prospectus supplement and the documents incorporated by reference herein, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results could differ materially because of, among others, the following factors:

•

the unprecedented decline in valuations in the global financial markets and illiquidity in the credit sectors, including, interest rate fluctuations, availability of credit, inflation rates, change in laws, trade barriers, commodity prices and currency exchange fluctuations;

•	the cyclical nature of the oil and gas industry;

•

loss of U.S. coastwise endorsement for the retro-fitted double-hull tankers, Seabulk Trader and Seabulk Challenge, if we are unsuccessful in defending litigation seeking the revocation of their coastwise charters;

•	activity in foreign countries and changes in foreign political, military and economic condition;

•	changes in foreign and domestic oil and gas exploration and production activity;

•	safety record requirements related to our offshore marine services segment, our marine transportation services segment and our aviation services segment;

•

decreased demand for our marine transportation services segment and our harbor and offshore towing services segment due to construction of additional refined petroleum products, natural gas or crude oil pipelines or due to decreased demand for refined petroleum products, crude oil or chemical products or a change in existing methods of delivery;

•	compliance with U.S. and foreign government laws and regulations, including environmental laws and regulations;

•	the dependence of our offshore marine services segment, our marine transportation services segment and our aviation services segment on several customers;

•	consolidation of our customer base;

•	the ongoing need to replace aging vessels and aircraft;

•	industry fleet capacity;

•

restrictions imposed by the Shipping Act, 1916, as amended, the Merchant Marine Act of 1920, as amended, the Federal Aviation Act of 1958, as amended, and other statutes on the amount of foreign ownership of our common stock;

•	increased competition if the Merchant Marine Act of 1920, as amended, is repealed;

•	operational risks of our offshore marine services segment, our marine transportation services segment, our harbor and offshore towing services segment and our aviation services segment;

•	effects of adverse weather conditions and seasonality;

•	future phase-out of our marine transportation services segment’s double-bottom tanker;

•

dependence of spill response revenue on the number and size of spills and upon continuing government regulation in this area and our environmental services segment’s ability to comply with such regulation and other governmental regulation;

•	changes in National Response Corporation’s Oil Spill Removal Organization classification;

•	liability in connection with providing spill response services;

•	the level of grain export volume;

•	the effect of fuel prices on barge towing costs;

•	variability in freight rates for inland river barges;

•	the effect of international economic and political factors in our inland river services segment’s operations;

•	adequacy of insurance coverage;

•	our attraction and retention of qualified personnel; and

•	various other matters and factors, many of which are beyond our control.

A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Part I, Item 1A of our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q in the section entitled “Risk Factors” and as may be included from time to time in our reports filed with the SEC.

We undertake no obligation to update or to revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

OUR COMPANY

We are in the business of owning, operating, investing in and marketing equipment, primarily in the offshore oil and gas and marine transportation industries. We operate a diversified fleet of offshore support vessels and helicopters servicing oil and gas exploration, development and production facilities worldwide and a fleet of U.S.-flag product tankers that transport petroleum, chemicals and crude products primarily in the U.S. domestic or “coastwise” trade. In addition, we operate a fleet of inland river barges and towboats transporting grain and other bulk commodities on the U.S. Inland River Waterways and the Gulf Intracoastal Waterways. Our environmental services segment provides emergency response, manages environmental remediation projects and offers related consulting services worldwide to those who store, transport, produce or handle petroleum products and environmentally hazardous materials. Our commodity trading segment is an integrated business involved in the purchase, storage, transportation and sale of agricultural and energy commodities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated.

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Ratio of earnings to fixed charges (1) (2)	5.8x	6.1x	6.5x	6.7x	5.0x	2.0x

(1)	In computing the ratio of earnings to fixed charges, earnings is the result of adding pre-tax income from continuing operations, fixed charges, amortization of capitalized interest and distributed income of equity investees and subtracting interest capitalized, the income attributable to noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges and our share of pre-tax losses of those equity investees for which we have guaranteed certain of their obligations. Fixed charges represent interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and interest within rental expense.
(2)	Effective January 1, 2009, the Company adopted Financial Accounting Standards Board Staff Position, Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires issuers of convertible debt to account separately for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate. For the six months ended June 30, 2009, the adoption of FSP APB 14-1 resulted in an additional $4.0 million of pre-tax, non-cash interest expense. If the Company had retrospectively applied FSP APB 14-1 to the other periods presented in the table above, the ratio of earnings to fixed charges would have been 5.4x, 5.8x, 6.1x and 4.4x for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

USE OF PROCEEDS

Except as otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds from sales of the debt securities for general corporate purposes, which may include funding for working capital, capital expenditures, repurchases of our capital stock, repayments or repurchases of indebtedness and acquisitions.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth some general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the applicable indenture. Capitalized terms used in this prospectus that are not defined will have the meanings given them in these documents.

Any senior debt securities will be issued under a senior indenture to be entered into between us and the trustee named in the senior indenture, also referred to as the “senior trustee.” Any subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the subordinated indenture, also referred to as the “subordinated trustee.” As used in this registration statement, the term “indentures” refers to both the senior indenture and the subordinated indenture, as applicable. Both indentures will be qualified under the Trust Indenture Act. As used in this registration statement, the term “debt trustee” refers to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of some material provisions of the senior debt securities, the subordinated debt securities, and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture and any supplemental indenture applicable to a particular series of debt securities, including the definitions in this registration statement of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture, as applicable, will be identical.

General

Each prospectus supplement will describe the following terms relating to a series of debt securities:

•	the title and aggregate principal amount of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

•	any limit on the amount of debt securities that may be issued;

•	whether any of the debt securities will be issuable in whole or in part, in temporary or permanent global form, or in the form of book entry securities;

•	the maturity date(s) of the debt securities;

•

the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue on the debt securities, the date(s) interest will be payable, and the regular record dates for interest payment dates or the method for determining the record date(s);

•	the place(s) where payments with respect to the debt securities shall be payable;

•	our right, if any, to defer payment of interest on the debt securities and the maximum length of any deferral period;

•

the date, if any, after which, and the price(s) at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

•

the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and other related terms and provisions;

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 (or the equivalent amount in foreign currency) and any integral multiple thereof;

•	any mandatory or optional sinking fund or similar provisions respecting the debt securities;

•	the currency or currency units in which payment of the principal of, premium on, if any, and interest on, the debt securities shall be payable;

•

whether and under what circumstances we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and whether we can redeem the debt securities if we have to pay additional amounts;

•	the terms pursuant to which the debt securities are subject to defeasance and satisfaction and discharge;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the applicable indenture with respect to the debt securities;

•	the terms and conditions, if any, pursuant to which the debt securities are secured; and

•	any other terms of the debt securities.

The debt securities may be issued as original issue discount securities. An original issue discount security generally is a debt security, including any zero coupon debt security, which is issued at a price lower than the amount payable upon its stated maturity.

United States federal income tax considerations applicable to debt securities sold with original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Under the indentures, we will have the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, and the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless such reopening was restricted when the series was created, in an aggregate principal amount determined by us.

Conversion or Exchange Rights

The terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock or other of our securities will be detailed in the prospectus supplement relating thereto. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the number of shares of our common stock or of our other securities to be received by the holders of such series of debt securities would be subject to adjustment.

Guarantees

Any senior or subordinated debt securities may be guaranteed by one or more of our direct and indirect subsidiaries. Each prospectus supplement will describe any guarantees for the benefit of the series of debt securities to which it relates.

Consolidation, Merger or Sale

Unless noted otherwise in a prospectus supplement, the indentures will not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer, or otherwise dispose of all or substantially all of our assets. However, any successor or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default Under the Indentures

The following are events of default under the indentures with respect to any series of debt securities issued:

•	failure to pay interest on the debt securities when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

•	failure to pay the principal or premium of the debt securities, if any, when due;

•	failure to deposit any sinking fund payment, when due, for any debt security and in the case of the subordinated indenture, whether or not the deposit is prohibited by the subordination provisions;

•

failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, and such failure continues for 60 days after we receive notice from the debt trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•

if the debt securities are convertible into shares of our common stock or other of our securities, failure by us to deliver common stock or the other securities when the holder or holders of the debt securities elect to convert the debt securities into shares of our common stock or other of our securities; and

•	particular events of bankruptcy, insolvency, or reorganization.

The supplemental indenture or the form of security for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to such series.

If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us and to the debt trustee if notice is given by such holders, may declare the unpaid principal, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest on the debt securities. Any such waiver shall cure such default or event of default.

Subject to the terms of the indentures, if an event of default under the indentures occurs and is continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debt trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the indentures;

•	the debt trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

•

subject to its duties under the Trust Indenture Act, the debt trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debt trustee to institute such proceedings as trustee; and

•

the debt trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after such notice, request, and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the debt trustee regarding our compliance with all of the conditions and covenants in the indentures.

Modification of Indenture

We and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to cure any ambiguity, omission, defect, or inconsistency in such indenture;

•	to provide for the assumption by a successor person of our obligations under such indenture;

•

to add guarantees, including subsidiary guarantees, with respect to debt securities or to release subsidiary guarantors from subsidiary guarantees as provided by the terms of an indenture or to secure debt securities;

•	to add to the covenants for the benefit of holders of debt securities or to surrender any right or power conferred upon us;

•

to change anything that does not materially adversely affect the interests of any holder of debt securities of any series; or to comply with any requirement of the SEC in connection with the qualification of an indenture under the Trust Indenture Act.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	change the fixed maturity of such series of debt securities;

•	reduce the principal amount, reduce the rate of, or extend the time of payment of interest, or any premium payable upon the redemption of any such debt securities;

•	reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•	a change in the currency in which any debt security or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such debt security (if applicable);

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

•	if the debt securities are secured, change the terms and conditions pursuant to which the debt securities are secured in a manner adverse to the holders of the secured debt securities;

•

reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults;

•	reduce the requirements contained in the applicable indenture for quorum or voting;

•	change any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures; or

•	modify any of the above provisions.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 (or the equivalent amount in foreign currency) and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository we name and identify in a prospectus supplement with respect to such series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for such purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series are to be redeemed, we will not be required to issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities that may be selected for redemption and ending at the close of business on the day of such mailing; or register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any such debt securities being redeemed in part.

Information Concerning the Debt Trustee

The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically detailed in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses, and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name such debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for such interest.

Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the debt trustee in The City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent or the debt trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium, or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except for conflicts of laws provisions and to the extent that the Trust Indenture Act shall be applicable.

Subordination of Subordinated Debt Securities

Unless noted otherwise in a prospectus supplement, any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other indebtedness to the extent described in a prospectus supplement. Additionally, unless noted otherwise in a prospectus supplement, the subordinated indenture will not limit the amount of subordinated debt securities which we may issue, nor will it limit us from issuing any other secured or unsecured debt.

PLAN OF DISTRIBUTION

We may sell the debt securities described in this prospectus from time to time in one or more transactions:

•	to purchasers directly;

•	to underwriters for public offering and sale by them;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any resale of the debt securities. A prospectus supplement will describe the terms of any sale of debt securities we are offering hereunder. Direct sales may be arranged by a securities broker-dealer or other financial intermediary.

The applicable prospectus supplement will name any underwriter involved in a sale of debt securities. Underwriters may offer and sell debt securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of debt securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of debt securities for whom they may act as agent. Underwriters may be involved in any at-the-market offering of debt securities by or on our behalf.

Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise specified in the applicable prospectus supplement, the obligations of any underwriters to purchase debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities if any are purchased.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the debt securities at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

We will name any agent involved in a sale of debt securities, as well as any commissions payable by us to such agent, in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

If we utilize a dealer in the sale of the debt securities being offered pursuant to this prospectus, we will sell the debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

Underwriters, dealers and agents participating in a sale of the debt securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their affiliates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, we will not list the debt securities on any securities exchange. The debt securities will be a new issue of securities with no established trading market. Any underwriters that purchase the debt securities for public offering and sale may make a market in such debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any debt securities.

VALIDITY OF THE SECURITIES

Weil, Gotshal & Manges LLP New York, New York has passed upon the validity of the debt securities on our behalf.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2008, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

SEACOR Holdings Inc.

$250,000,000 7.375% Senior Notes due 2019

PROSPECTUS SUPPLEMENT

Joint book-running managers

J.P. Morgan	Deutsche Bank Securities

Co-managers

HSBC

DnB NOR Markets

Fortis Securities LLC

UniCredit Capital Markets